Exhibit 99.2

# NOTICE OF 2017 ANNUAL GENERAL SHAREHOLDER MEETING AND NOTICE OF AVAILABILITY OF PROXY MATERIALS

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BCE

You are receiving this Notice
as a BCE Inc. Shareholder

Notice-and-access

This year again, as permitted by Canadian securities regulators, BCE Inc. (BCE) is using “notice-and-access” to deliver the management proxy circular (circular) for its annual general shareholder meeting (meeting) to both registered and non-registered shareholders. This means that the circular is being posted online for you to access, rather than being mailed out. This notice includes information on how to access the circular online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will find enclosed with this notice a form of proxy or a voting instruction form that you can use to vote your shares of BCE (see “Voting” below).

It is very important that you read the circular carefully before voting your shares.

NOTICE OF MEETING
When Wednesday, April 26, 2017, 9:30 a.m. (Eastern time)
Where National Gallery of Canada, Auditorium 380 Sussex Drive Ottawa, Ontario
Webcast A live webcast of the meeting will be available on our website at BCE.ca

Where you can access the circular
On the CST Trust Company (CST) website: www.meetingdocuments.com/cst/bce	On our website: BCE.ca	On SEDAR: sedar.com	On EDGAR: sec.gov

What the meeting is about

For more details, please see:
1	receiving the financial statements for the year ended December 31, 2016, including the auditors’ reports	section 3.1 of the circular and our 2016 annual report
2	electing 14 directors who will serve until the end of the next annual shareholder meeting	sections 3.2 and 4 of the circular
3	appointing the auditors who will serve until the end of the next annual shareholder meeting	section 3.3 of the circular
4	considering an advisory resolution on executive compensation	section 3.4 and the Executive Compensation section of the circular
The meeting may also consider other business that properly comes before it.

Voting

Please note that you cannot vote by returning this notice.

You may vote your shares on the Internet, by phone, fax or mail.

Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods.

You may also vote in person by following the instructions in the section of the circular entitled “How to Vote”.

Registered shareholders

CST must receive your proxy form or you must have voted by Internet or telephone before 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017.

Non-registered shareholders

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017. If you vote by Internet or telephone, you must do so prior to 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017. Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to CST by mail or fax before 4:45 p.m. (Eastern time) on Tuesday, April 25, 2017.

How to request a paper copy of the circular

Upon request, BCE will provide a paper copy of the circular to any shareholder, free of charge, for a period of one year from the date the circular is filed on SEDAR. Here is how you can request a paper copy:

Before the meeting

At www.meetingdocuments.com/cst/bce, or call 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries).

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

After the meeting

Call 1-800-339-6353.

If your request is made before April 26, 2017 (the date of the meeting), the circular will be sent to you within three business days of receipt of your request. If the request is made on or after April 26, 2017, the circular will be sent to you within ten calendar days of receiving your request.

To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:45 p.m. (Eastern time) on Monday, April 10, 2017 (this factors the three business day period for processing requests as well as typical mailing times).

If you have any questions regarding this notice, notice-and-access or the meeting, please call 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries).